SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                           CNET, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           12594S 10 5
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 21, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [  ].

NOTE:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                 (continued on following pages)

CUSIP No. 12594S 10 5          13D                   Page 2 of 41


1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    94-1672743
     PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                    WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

  NUMBER OF   7.     SOLE VOTING POWER                  801,253
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER                N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER             801,253
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER           N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH        801,253
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)      [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW      5.9%
     (11)

14.  TYPE OF REPORTING PERSON                           CO

CUSIP No. 12594S 10 5          13D                   Page 3 of 41

ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 CNET, Inc.
                 150 Chestnut Street
                 San Francisco, CA 94111

          (b)    Title of Class of Equity Securities:

                 Common Stock, $.0001 par value

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 12594S 10 5          13D                   Page 4 of 41

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds for purchases of securities are derived from the Reporting Person's working capital.

          (b)    Amount of Funds:

                 Original Acquisition of Shares on July 8, 1996:
                 $8,928,000
                 Acquisition of Shares on July 21, 1997:
                 $5,300,000

ITEM 4.   Purpose of the Transaction.

          The Reporting Person acquired 600,000 shares of Common Stock from the Issuer on July 8, 1996. A copy of that Stock Purchase Agreement is attached as Exhibit 1 to this 13D. The purpose of the original investment was to provide working capital to the Issuer, to enhance the working relationship between the Reporting Person and the Issuer pursuant to a separate agreement to jointly develop Internet technology and content.

          On June 4, 1997, the Reporting Person entered into a Stock Purchase Agreement with the Issuer to acquire an additional 201,253 shares of Common Stock, subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A copy of the second Stock Purchase Agreement is attached as Exhibit 2 to this 13D. The Reporting Person acquired the additional shares on July 21, 1997, for investment purposes, as described by the Issuer's press release dated June 4, 1997, attached as Exhibit 3 to this 13D.

          The Reporting Person presently holds all of its shares of Common Stock as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of its equity ownership in the Common Stock, through one or more sales pursuant to public or private offerings or otherwise. The Reporting Person may determine to retain some portion of such securities as an investment.

CUSIP No. 12594S 10 5          13D                   Page 5 of 41

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares             801,253
                 Beneficially Owned:

                 Right to Acquire:            0 shares

                 Percent of Class:            5.9% (based on
                                              13,322,048 shares
                                              outstanding as
                                              reported in the
                                              Issuer's Form 10-Q
                                              for the quarter
                                              ended March 31,
                                              1997, and taking
                                              into account the
                                              issuance of
                                              201,253 shares to
                                              the Reporting
                                              Person)

          (b)    Sole Power to Vote, Direct
                 the Vote of, Dispose of, or  801,253 shares
                 Direct the Disposition of
                 Shares:

          (c)    Recent Transactions:         As described more
                                              fully in Item 4,
                                              on July 21, 1997,
                                              the Reporting
                                              Person acquired
                                              201,253 shares of
                                              the Issuer's
                                              Common Stock for
                                              cash in the amount
                                              of approximately
                                              $26.34 per share.

          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the June, 1997 Stock Purchase Agreement, the Reporting Person has agreed not to transfer 201,253 shares of the Issuer's Common Stock in any way or to enter into any contract to transfer such shares for a period of one year ending June 4, 1998.

          Also   pursuant  to  the  June,  1997  Stock   Purchase
          Agreement, the Reporting Person has certain demand and piggyback registration rights with respect to its shares of the Issuer's Common Stock.

CUSIP No. 12594S 10 5          13D                   Page 6 of 41

          Pursuant to the July, 1996 Stock Purchase Agreement, so long as the Reporting Person holds at least 300,000 shares of the Issuer's Common Stock, the Reporting Person has the right to have one non-voting observer attend the Issuer's Board of Directors' Meetings, or, alternatively, to cause the Issuer to use best efforts to elect to the Issuer's Board of Directors one person designated by the Reporting Person.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Common Stock Purchase Agreement dated July
                      1, 1996
          Exhibit 2   Common Stock Purchase Agreement dated June
                      4, 1997
          Exhibit 3   Press Release dated June 5, 1997

CUSIP No. 12594S 10 5          13D                   Page 7 of 41


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 28, 1997.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 12594S 10 5          13D                   Page 8 of 41


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Operating Officer of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          The British Petroleum Company plc, Britannic
Address:          House, 1 Finsbury Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The British Petroleum Company plc, an
business and      integrated oil company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

CUSIP No. 12594S 10 5          13D                   Page 9 of 41

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors and Chief
Occupation:       Executive Officer of Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 12594S 10 5          13D                  Page 10 of 41

Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          c/o Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder of The Stable Network, a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization in
which employment
is conducted:

CUSIP No. 12594S 10 5          13D                  Page 11 of 41

Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          405 Hilgard Avenue, Los Angeles, CA 90024
Address:

Principal         Chancellor
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        405 Hilgard Avenue
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

CUSIP No. 12594S 10 5          13D                  Page 12 of 41


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Frank C. Gill
Title:      Executive Vice President, General Manager, Internet
            and Communications Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Paul S. Otellini
Title:      Executive Vice President, Director, Sales and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President, General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice President, General Manager, Desktop Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       Dennis L. Carter
Title:      Vice President, Director, Sales and Marketing Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice President, General Manager, Desktop Products
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       John H. F. Miner
Title:      Vice President, General Manager, Enterprise Server
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

CUSIP No. 12594S 10 5          13D                  Page 13 of 41

Name:       Stephen P. Nachtsheim
Title:      Vice President, General Manager, Mobile/Handheld
            Products Group

Name:       Ronald J. Smith
Title:      Vice President, General Manager, Computing
            Enhancement Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

Name:       Michael R. Splinter
Title:      Vice President, Assistant General Manager, Technology
            and Manufacturing
            Group

CUSIP No. 12594S 10 5          13D                  Page 14 of 41



                            EXHIBIT 1
                     AGREEMENT DATED 7/1/96

                    STOCK PURCHASE AGREEMENT

This  Stock Purchase Agreement (the "Agreement"), effective  July
1, 1996, is by and between Intel Corporation, a Delaware corporation ("Intel"), and CNET, Inc., a Delaware corporation
(the "Company").

WHEREAS, the Company is engaged in an initial public offering (the "Offering") of its common stock, $.0001 par value per share (the "Common Stock"), as described in the Company's preliminary prospectus dated June 17, 1996 relating to the Offering (the "Preliminary Prospectus"); and

WHEREAS, Intel desires to purchase 600,000 shares of Common Stock from the Company in a concurrent private offering;

NOW, THEREFORE, in consideration of the covenants contained in this Agreement, the parties agree as follows;

     1.   Agreement to Purchase.

           (a) Intel shall purchase 600,000 shares of Common Stock (the "Shares") from the Company at a purchase price equal to $14.88 per share, which equals 93% of the Price to Public set forth on the cover page of the final prospectus relating to the Offering.

           (b) Settlement of the purchase of the Shares (the "Closing") shall be made at the same time and in the same manner as purchases by the underwriters in the Offering, as set forth in the Underwriting Agreement, of even date herewith, between the Company and the representatives of the underwriters of the Offering (the "Underwriting Agreement").

      2. Conditions to Purchase. Intel's agreement to purchase the Shares, and the Company's obligation to sell the Shares, shall be conditioned on the closing of the Offering pursuant to the Underwriting Agreement on or prior to July 12, 1996.

      3. Representations and Warranties. The Company agrees that the representations and warranties of the Company set forth in the Underwriting Agreement are hereby incorporated herein and deemed to be made to Intel in connection with the purchase of the Shares by Intel.

      4. Indemnification. The Company agrees to indemnify and hold harmless Intel and each person who controls Intel within the meaning of either Section 15 of the Securities Act of 1933, as amended (the "Securities Act") or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all losses, claims, damages and liabilities arising from any action or claim asserted by any third party (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) based on any untrue statement of a material fact

CUSIP No. 12594S 10 5          13D                  Page 15 of 41


contained in the Registration Statement or any amendment thereof, any preliminary prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. For purposes of this paragraph, the terms "Registration Statement" and "Prospectus" have the meanings given to such terms in the Underwriting Agreement. The procedures set forth in the Underwriting Agreement with respect to the Company's indemnification of the underwriters shall apply to any indemnification required under this paragraph. To the extent that Intel is entitled to indemnification under this paragraph with respect to matters for which the Company is entitled to indemnification from the Underwriters, the Company hereby agrees that Intel may proceed directly against the Underwriters with respect to such claim for indemnification, and the Company hereby assigns its rights under the Underwriting Agreement to Intel to the extent necessary to allow Intel to so proceed against the Underwriters.

       5. Investment Intent. Intel hereby represents and warrants to the Company as follows: (a) Intel is acquiring the Shares for its own account for investment purposes and not with a view to the distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws; (b) Intel understands that the Shares constitute "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold, pledged or otherwise disposed of unless they are subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from registration is available; and (c) Intel is an "accredited investor" within the meaning of Rule 501 under the Securities Act.

      6. Lock-Up Agreement. Intel hereby agrees that, without the prior written consent of the Company and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), on behalf of the underwriters of the Offering, Intel will not, during the period commencing on the date hereof and ending 180 days after the date hereof: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the Shares or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether or not any such transaction described in clause (a) or (b) above is to be settled by delivery of such Shares, in cash or otherwise. The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the Shares except in compliance with the terms and conditions of this Agreement. Intel understands and agrees that the provisions of this Section 6 are intended to benefit Morgan Stanley, as representative of the underwriters, and may be enforced by Morgan Stanley directly against Intel.

      7. Board Representation. For so long as Intel owns at least 300,000 of the Shares (as adjusted to reflect any stock split, stock dividend or similar event),

CUSIP No. 12594S 10 5          13D                  Page 16 of 41


           (a) the Company will provide notice to a person designated in writing by Intel of all meetings of the Board of Directors of the Company and will allow such designee to attend such meetings as a nonvoting observer; and

           (b) at Intel's written request, the Company will use its best efforts to cause a person designated in writing by Intel to be elected to the Board of Directors of the Company and to retain such office. If Intel ceases to own at least 300,000 of the Shares (as adjusted to reflect any stock split, stock dividend or similar event) at a time when its designee is serving as a director of the Company, such designee will promptly resign from the Company's Board of Directors.

     8.   Registration Rights.

           (a) Definitions. For purposes of this Section 8, the following terms have the meanings indicated:

                "Commission"  means the Securities  and  Exchange
     Commission.

                 "Registrable Securities" means the Shares; provided, that any Shares will cease to be Registrable Securities when (i) a registration statement covering such Shares has been declared effective by the Commission and such Shares have been disposed of pursuant to such effective registration statement, (ii) such Shares are sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act are met or (iii) such Shares have been otherwise transferred and the Company has delivered a new certificate in substitution for such Shares, which new certificate does not bear a restrictive legend and which Shares may be freely resold without subsequent registration under the Securities Act.

                "Underwriter" means a securities dealer that purchases any Registrable Securities as principal and not as part of such dealer's market-making activities.

          (b) Demand Registration Rights. At any time beginning 180 days after the date hereof, Intel may (i) on a single occasion, request in writing that the Company effect the registration of all or any portion of the Registrable Securities for sale in an underwritten offering by Intel and (ii) at any time the Company is eligible to use Form S-3 (or any successor to such form) for registration of secondary sales of Registrable
Securities, request in writing that the Company effect the registration on such form of all or any portion of the
Registrable Securities. Upon receipt of such a request, the Company will, as soon as practicable, use its best efforts to effect the registration of such Registrable Securities, on the applicable form, as necessary to permit the disposition of such Registrable Securities in accordance with the intended method of disposition. The Company will use its best efforts to qualify and maintain its qualification for eligibility to use Form S-3 for such purposes.

          (c) Incidental Registration Rights. If the Company at any time proposes to file on its behalf or on behalf of any of any of its stockholders a registration statement under the Securities Act relating to the Common Stock, the Company will give written notice to Intel

CUSIP No. 12594S 10 5          13D                  Page 17 of 41


setting forth the terms of the proposed offering and offer to include in such filing any Registrable Securities that Intel may request; provided that such incidental registration rights will not apply to any registration statement (i) on Form S-4 or S-8 or any successor form, (ii) for a transaction covered by Rule 145 under the Securities Act or (iii) covering only securities to be issued in connection with a dividend reinvestment and stock purchase plan. If Intel desires to include Registrable Securities in any such registration, it must advise the Company in writing within 15 days after receipt of such notice, indicating the number of Registrable Securities for which registration is requested. Subject to Section 8(d), the Company will include in such filing the number of Registrable Securities for which registration is so requested and will use its best efforts to effect the registration thereof under the Securities Act.

           (d) Priority. If the lead managing Underwriter of an underwritten offering governed by this Section 8 notifies the Company in writing that, in its opinion, the number of shares requested to be included in such offering is sufficiently large to materially and adversely affect the success of such offering, then the number of shares to be sold in such offering will be reduced to the maximum number that can be sold without any such material adverse effect, and the Registrable Securities and other shares proposed to be included in such offering will be included in the following priority: (i) with respect to an offering pursuant to Intel's demand registration rights under Section 8(b) above, Registrable Securities to be offered by Intel will have priority over shares offered by the Company or any other selling stockholders; and (ii) with respect to an offering in which Intel is exercising its incidental registration rights under Section 8(c) above, (A) shares to be offered by the Company will have priority over shares to be offered by selling stockholders and
(B) Registrable Securities to be offered by Intel and any shares to be offered by other selling stockholders will be treated equally, with any reduction being applied to all such selling stockholders in proportion to the number of shares requested by such stockholders to be included in such offering.

          (e)  Limitations.  The Company's obligations under this
Section 8 are qualified and limited by the following provisions:

                (i) With respect to an offering pursuant to Intel's demand registration rights under Section 8(b) above, Intel will have the right to select the managing Underwriter(s) for such offering, subject to the approval of the Company, which approval will not be unreasonably withheld. With respect to an offering in which Intel is exercising its incidental registration rights under Section 8(c) above, the Company will have the right to select the managing Underwriter(s) for such offering.

                 (ii) If, upon receipt of a request for registration by Intel pursuant to paragraph (b) above, the Company is diligently pursuing a primary public offering of Common Stock or the Company notifies Intel within 15 days that it desires to pursue such a primary offering, then the Company will be entitled to proceed with its own offering, in which case (A) Intel will be entitled to incidental registration rights with respect to the Company's offering pursuant to paragraph (c) above, and (B) Intel will not be entitled to request a registration pursuant to paragraph (a) above until the expiration of 120 days after the effective date of the Company's offering (or if later, the expiration of

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CUSIP No. 12594S 10 5          13D                  Page 18 of 41


     any lock-up agreement executed by Intel in connection with such offering); provided that this limitation will terminate if the Company ceases to diligently pursue such offering.

                (iii)     Intel's registration rights under  this
     Section 8 will terminate three years after the Closing; provided that (A) such termination date will be extended by a number of days equal to any delay imposed by the Company pursuant to Section 8(e)(iv) below and (B) if, prior to such termination date, Intel has requested a registration pursuant to Section 8(b) and the registration statement relating to such request has not been declared effective and remained effective for at least 30 days, then such termination date will be extended to the extent necessary for the requested registration statement to be declared effective and to remain effective for 30 days. Notwithstanding the foregoing, Intel's registration rights under this Section 8 will terminate at the first time at which Intel is entitled to sell all of the Shares in a single three month period pursuant to Rule 144 under the Securities Act.

                (iv) The Company will have the right to delay any registration requested by Intel for one period of up to 45 days if the Company's Board of Directors determines in good faith that a pending transaction or development would cause such registration to be injurious to the Company.

                (v) During the time that a shelf registration statement effected on behalf of Intel is effective, Intel will refrain from selling stock pursuant to such registration statement, if requested in writing by the Company, during one or more time periods totaling not more than 30 days in the aggregate during any calendar year.

                (vi) In connection with any underwritten offering pursuant to these provisions in which Intel desires to participate, Intel will complete and execute all questionnaires, custody agreements, powers of attorney, indemnities, underwriting agreements, lock-up agreements and other documents reasonably required by the Underwriters in connection with such offering.

                (vii) Intel will furnish to the Company, at the Company's reasonable request, such information regarding the Registrable Securities and the intended method of disposition thereof by Intel as is legally required in connection with any action required to be taken by the Company hereunder.

                (viii)     A  registration requested pursuant  to
     Section 8(b)(i) will not count as Intel's sole request under such provision until it has become effective, unless Intel withdraws the Registrable Securities from such offering, in which case such request will count unless Intel pays or reimburses the Company for all expenses incurred in connection with such registration.

           (f) Registration Procedures. In connection with any registration of Registrable Securities under this Section 8, the Company will:

CUSIP No. 12594S 10 5          13D                  Page 19 of 41


                (i) prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective, including by preparing and filing with the Commission any necessary amendments and supplements to such registration statement and the prospectus used in connection therewith, until the earlier of (A) such time as all Registrable Securities subject to such registration statement have been disposed of or (B) the expiration of 90 days after the effective date of such registration statement; provided that such 90 day limitation shall not apply to any registration effected on Form S-3;

               (ii) furnish to Intel such number of copies of the
     registration   statement  and  prospectus   (including   any
     preliminary prospectus and any amendments or supplements) as may be reasonably requested by Intel;

                (iii) use its best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as Intel reasonably requests, and take such other actions as may be reasonably required of it to enable Intel to consummate the disposition in such jurisdictions of the Registrable Securities covered by such registration statement; provided that the Company will not be required to
     (A) qualify to transact business as a foreign corporation in any jurisdiction in which it would not otherwise be required to be so qualified; (B) take any action that would subject it to general service of process in any such jurisdictions where it is not then so subject, or (C) subject itself to any type of taxation in any jurisdiction in which it is not then so subject;

                (iv) use its best efforts to cause all such Registrable Securities to be listed or quoted on each securities exchange or automated quotation system on which the Common Stock is then listed or quoted;

                (v) if requested by the Underwriters for any underwritten offering of Registrable Securities, enter into an underwriting agreement with such Underwriters containing such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including without limitation provisions with respect to indemnities and contribution as are reasonably satisfactory to the Company, such Underwriters and Intel;

                (vi) during the period when the registration statement is required to be effective, notify Intel of any event as a result of which the prospectus included in the registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and

CUSIP No. 12594S 10 5          13D                  Page 20 of 41


               (vii) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission with respect to such offering and take all such actions as may be reasonably requested by Intel to facilitate the sale by Intel of such Registrable Securities pursuant to such registration statement.

           (g) Expenses. Except as provided in the following sentence, the Company will bear all expenses arising or incurred in connection with any registration of Registrable Securities pursuant to this Section 8, including without limitation (i) registration fees; (ii) filing fees charged by the National Association of Securities Dealers, Inc.; (iii) printing expenses;
(iv) the Company's accounting and legal fees and expenses; (v) expenses of any special audits or comfort letters incident to or required by such registration or qualification; and (vi) expenses of complying with the securities or blue sky laws of any jurisdictions in connection with such registration or qualification. Intel will bear the expense of all underwriting fees, discounts or commissions applicable to its sale of Registrable Securities and the fees and expenses of any separate legal counsel or accounting firm engaged by Intel.

          (h)  Indemnification.

                (i) The Company agrees to indemnify and hold harmless Intel and each person who controls Intel within the meaning of either Section 15 of the Securities Act or
     Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or based upon based on any untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities or in any amendment or supplement thereto, or arising out of or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by (A) any such untrue statement or omission or alleged untrue statement or omission based upon information relating to Intel furnished to the Company in writing by Intel or on Intel's behalf expressly for use therein or (B) with respect to any offering that is not underwritten, any failure by Intel to deliver or cause to be delivered a copy of the final prospectus relating to such offering (as then amended or supplemented) to the person asserting such claim if such final prospectus would have cured the defect giving rise to such loss, claim, damage or liability.

                (ii) Intel agrees to indemnify and hold harmless the Company and its directors and officers and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to Intel, but only with respect to the matters specified in clauses (A) and (B) of the preceding paragraph.

                 (iii) The procedures set forth in the Underwriting Agreement with respect to the Company's indemnification of the underwriters of the Offering shall apply to any indemnification required under this Section 8(h).

CUSIP No. 12594S 10 5          13D                  Page 21 of 41


     9.   Miscellaneous.

           (a) The terms and conditions of this Agreement represent the entire agreement between the parties with respect to the subject matter hereof and supersede any prior agreements or understandings, whether written or oral, between the parties respecting such subject matter. This Agreement may be modified only in writing and with the consent of both parties.

           (b) Neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other.

           (c) This Agreement shall be construed and enforced in accordance with the laws of the state of Delaware applicable to agreements between residents of Delaware wholly executed and wholly performed therein.

           (d) Neither party shall make any press release or other public disclosure regarding the execution or terms of this Agreement, except as required by law or agreed upon in writing by the parties.

IN   WITNESSES  WHEREOF,  the  parties  have  entered  into  this
Agreement as of the date first set forth above.

                                 INTEL CORPORATION

                            By:  /s/Arvind Sodhani
                          Name:  Arvind Sodhani
                         Title:  Treasurer


                                 CNET, INC.

                            By:  /s/Shelby W. Bonnie
                          Name:  Shelby W. Bonnie
                         Title:  Chief Operating Officer

CUSIP No. 12594S 10 5          13D                  Page 22 of 41



                            EXHIBIT 2
                     AGREEMENT DATED 6/4/97


                    STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement"), is entered into as of June 4, 1997 by and between Intel Corporation, a Delaware corporation ("Intel"), and CNET, Inc., a Delaware corporation (the "Company"). The Company desires to sell, and Intel desires to purchase, shares of the Company's common stock, $.0001 par value per share (the "Common Stock"), for an aggregate purchase price of $5,300,000. Accordingly, Intel and the Company hereby agree as follows:

      1. Agreement to Purchase. At the Closing (as defined below), and subject to the terms and conditions set forth in this Agreement, Intel will purchase from the Company, and the Company will issue and sell to Intel, 201,253 shares of Common Stock (the "Shares") for an aggregate purchase price of $5,300,000.

      2. Closing. The closing of the purchase and sale of the Shares (the "Closing") shall take place at the principal offices of the Company (or such other place as the parties may agree) as soon as reasonably practicable (but not later than five business days) after satisfaction of the conditions specified in Section
5.5 and Section 6.4 (the "HSR Conditions"). Upon payment of the purchase price for the Shares in full in immediately available funds by Intel to the Company (to an account specified in writing by the Company to Intel prior to the Closing), the Company will deliver to Intel a certificate or certificates representing the Shares, in such denominations and registered in such names as Intel shall request.

      3. Representations and Warranties of the Company. The Company hereby represents and warrants to Intel that the statements in this Section are true and correct except as set forth in the Disclosure Letter from the Company to Intel, dated as of the date hereof (the "Disclosure Letter").

           3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (a) carry on its business as presently conducted and (b) enter into this Agreement and consummate the transactions contemplated hereby. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, assets or liabilities of the Company.

          3 2 Capitalization. As of the date of this Agreement, the capitalization of the Company is as follows:

CUSIP No. 12594S 10 5          13D                  Page 23 of 41


                (a)   Preferred  Stock.   A  total  of  5,000,000
authorized  shares of preferred stock, $.01 par value  per  share
(the "Preferred Stock"), none of which is issued or outstanding.

                 (b)    Common  Stock.   A  total  of  25,000,000
authorized shares of Common Stock, of which 13,333,847 shares were issued and outstanding as of the close of business on June 3, 1997. All of such outstanding shares are validly issued, fully paid and nonassessable. No such outstanding shares were issued in violation of any preemptive rights.

                (c) Options, Warrants, Reserved Shares. Except as set forth in the Disclosure Letter, there are not outstanding any options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from the Company of any shares of its capital stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company's capital stock. Except for any stock repurchase rights of the Company under its stock option and employee stock purchase plans, no shares of the Company's outstanding capital stock, or stock issuable upon exercise, conversion or exchange of any outstanding options, warrants or rights, or other stock issuable by the Company, are subject to any rights of first refusal or other rights to purchase such stock (whether in favor of the Company or any other person), pursuant to any agreement, commitment or other obligation of the Company.

           3.3 Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association or other entity.

           3.4 Due Authorization. All corporate action on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution, delivery of and performance of all obligations of the Company under this
Agreement, and the authorization, issuance, reservation for issuance and delivery of all of the Shares being sold under this Agreement, has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (b) the effect of rules of law governing the availability of equitable remedies.

          3.5 Valid Issuance of Stock. The Shares, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration provided for herein, will be duly and validly issued, fully paid and nonassessable.

           3.6 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except (a) as required in connection with the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (b) the filing of any qualifications or filings under the Securities Act of 1933, as

CUSIP No. 12594S 10 5          13D                  Page 24 of 41


amended (the "Securities Act"), and the regulations thereunder and all applicable state securities laws that may be required in connection with the transactions contemplated by this Agreement. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law.

           3.7   Non-Contravention.  The execution, delivery  and
performance of this Agreement, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound or affected in such a manner as, together with all other such matters, would have Material Adverse Effect.

          3.8 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending: (a) against the Company, its activities, properties or assets or, to the best of the Company's knowledge, against any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company or (b) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There is no Action pending or, to the best of the Company's knowledge, threatened or for which any reasonable basis exists, relating to the current or prior employment of any of the Company's current or former employees or consultants, their use in connection with the Company's business of any information, technology or techniques allegedly proprietary to any of their former employers, clients or other parties, or their obligations under any agreements with prior employers, clients or other parties. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. No Action by the Company is currently pending nor does the Company intend to initiate any Action which is reasonably likely to have a Material Adverse Effect.

            3.9 Invention Assignment and Confidentiality Agreement. To the best knowledge of the Company, each employee and consultant or independent contractor of the Company whose duties include the development of products or Intellectual Property (as defined below), and each former employee and consultant or independent contractor whose duties included the development of products or Intellectual Property, has entered into and executed an invention assignment and confidentiality agreement in customary form or an employment or consulting agreement containing substantially similar terms.

          3.10 Intellectual Property.

                (a) Ownership or Right to Use. The Company has sole title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents or patent

CUSIP No. 12594S 10 5          13D                  Page 25 of 41


applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights, trade names, and any applications therefor, trade secrets or other confidential or proprietary information ("Intellectual Property") necessary to enable the Company to carry on its business as currently conducted, except where any deficiency therein would not have a Material Adverse Effect. The Company represents and warrants that it will, where the Company, in the exercise of reasonable judgment deems it appropriate, use reasonable business efforts to seek copyright and patent registration, and other appropriate intellectual property protection, for Intellectual Property of the Company.

                (b) Licenses; Other Agreements. The Company is not currently subject to any exclusive licenses (whether such exclusivity is temporary or permanent) to any material portion of the Intellectual Property of the Company. To the best of the Company's knowledge, there are not outstanding any licenses or agents of any kind relating to any Intellectual Property of the Company, except for agreements with customers of the Company entered into in the ordinary course of the Company's business. The Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Intellectual Property, except as the Company may be so obligated in the ordinary course of its business or as disclosed in the Company's SEC Documents (as defined below).

                 (c)   No  Infringement.   The  Company  has  not
violated or infringed and is not currently violating or infringing, and the Company has not received any communications alleging that the Company (or any of its employees or consultants) has violated or infringed, any Intellectual Property of any other person or entity, to the extent that any such violation or infringement, either individually or together with all other such violations and infringements, would have a Material Adverse Effect.

                (d)   Employees and Consultants.  To the best  of
the Company's knowledge, no employee of or consultant to the Company is in default under any term of any employment contract, agreement or arrangement relating to Intellectual Property of the Company or any non-competition arrangement, other contract, or any restrictive covenant relating to the Intellectual Property of the Company. The Intellectual Property of the Company (other than any Intellectual Property duly acquired or licensed from third parties) was developed entirely by the employees of or consultants to the Company during the time they were employed or retained by the Company, and to the best knowledge of the Company, at no time during conception or reduction to practice of such Intellectual Property of the Company were any such employees or consultants operating under any grant from a government entity or agency or subject to any employment agreement or invention assignment or non-disclosure agreement or any other obligation with a third party that would materially and adversely affect the Company's rights in the Intellectual Property of the Company. Such Intellectual Property of the Company does not, to the best knowledge of the Company, include any invention or other intellectual property of such employees or consultants made prior to the time such employees or consultants were employed or retained by the Company nor any intellectual property of any previous employer of such employees or consultants nor the intellectual property of any other person or entity.

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CUSIP No. 12594S 10 5          13D                  Page 26 of 41


           3.11 Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of its Certificate of Incorporation or Bylaws, both as amended, except for any violations that would not, either individually or in the aggregate, have a Material Adverse Effect. The Company has complied and is in compliance with all applicable statutes, laws, and regulations and executive orders of the United States of America and all states, foreign counties and over governmental bodies and agencies having jurisdiction over the Company's business or properties.

           3.12 Registration Rights. Except as provided herein, the Company is not currently subject to any grant or agreement to grant to any person or entity any rights (including piggyback registration rights) to have any securities of the Company registered with the United States Securities and Exchange Commission ("SEC") or any other governmental authority.

           3.13 Title to Property and Assets. The properties and assets of the Company are owned by the Company free and clear of all mortgages, deeds of trust liens, charges, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests that arise in the ordinary course of business and do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects.

          3.14 SEC Documents.

                (a) The Company has furnished to Intel prior to the date hereof copies of the prospectus included in the
Company's registration statement on Form SB-2 (Registration No. 333-4752-LA), the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 and the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997 (collectively, the "SEC Documents"). Each of the SEC Documents, as of the respective date thereof, did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing will not, as of the date thereof, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Company is not a party to any material contract, agreement or other arrangement which was required to have been filed as an exhibit to the SEC Documents that is not so filed.

                (b)   The  SEC  Documents include  the  Company's
audited financial statements (the "Audited Financial Statements") for the year ended December 31, 1996 and its unaudited financial statements for the three-month period ended March 31, 1997 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements, reports and proxy statements required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the 1933 Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents filed prior to the date hereof fairly present, in conformity with generally accepted accounting principles ("GAAP") (except as permitted by Form 10-Q) applied on a consistent

CUSIP No. 12594S 10 5          13D                  Page 27 of 41


basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as at the date thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year and audit adjustments in the case of unaudited interim financial statements).

                (c) Except as and to the extent reflected or reserved against in the Company's Audited Financial Statements (including the notes thereto), the Company has no material liabilities (whether accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined or determinable) other than: (i) liabilities incurred in the ordinary course of business since the Balance Sheet Date, (ii) liabilities with respect to agreements to which the Company is a party, and (iii) other liabilities that either individually or in the aggregate, would not result in a Material Adverse Effect.

           3.15  Absence  of Certain Changes Since Balance  Sheet
Date.   Since the Balance Sheet Date, the business and operations
of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

                (a) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding shares of the Company's capital stock;

                (b) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences that have not resulted, and are not expected to result, in a Material
Adverse Effect;

               (c) any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers that have not resulted, and are not expected to result, in a Material
Adverse Effect;

                (d) any material change or amendment to, or any waiver of any material rights under, a material contract or arrangement by which the Company or any of its assets or properties is bound or subject, except for changes, amendments, or waivers that are expressly provided for or disclosed in this Agreement or that have not resulted, and are not expected to result, in a Material Adverse Effect;

                (e) any change by the Company in its accounting principles, methods or practices or in the manner in which it keeps its accounting books and records, except any such charge required by a change in GAAP; and

                 (f)   any  other  event  or  condition  of   any
character, except for such events and conditions that have not resulted, and are not expected to result, either individually or collectively, in a Material Adverse Effect.

CUSIP No. 12594S 10 5          13D                  Page 28 of 41


          3.16 Employee Benefits.

                (a)   As  used in this Section 3.16 the following
terms have the following meanings: (l) "Benefit Arrangement" means any material benefit arrangement that is not an Employee Benefit Plan, including (i) each material employment or consulting agreement, (ii) each material arrangement providing for insurance coverage or workers' compensation benefits, (iii) each material bonus or deferred bonus arrangement, (iv) each material arrangement providing any termination allowance, severance or similar benefits, (v) each equity compensation plan,
(vi) each deferred compensation plan and (vii) each material compensation policy and practice maintained by the Company covering the employees, former employees, officers, former officers, directors and former directors of the Company, and the beneficiaries of any of them; (2) "Benefit Plan" means an Employee Benefit Plan or Benefit Arrangement; (3) "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Internal Revenue Code of l986, as amended (the "Code"), and Part 6 of Title I of ERISA; (4) "Employee Benefit Plan" means any employee benefit plan, as defined in Section 3(3) of ERISA that is sponsored or contributed to by the Company or any ERISA Affiliate covering employees or former employees of the Company; (5) "Employee Pension Benefit Plan" means any employee pension benefit plan, as defined in Section 3(2) of ERISA, that is regulated under Title IV of ERISA, other than a Multiemployer Plan; (6) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended;
(7) "ERISA Affiliate" of the Company means any other person or entity that, together with the Company as of the relevant measuring date under ERISA, was or is required to be treated as a single employer under Section 4.14 of the Code; (8) "Group Health Plan" means any group health plan, as defined in Section 5000(b)(l) of the Code; (9) "Multiemployer Plan" means a multiemployer plan, as defined in Section 3(37) and 4001(a)(3) of ERISA; and (10) "Prohibited Transaction" means a transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA, respectively.

                (b) Neither the Company nor any of its ERISA Affiliates sponsors or has sponsored, maintained, contributed to, or incurred an obligation to contribute to, any Employee Pension Benefit Plan (whether or not terminated). Neither the Company nor any of its ERISA Affiliates sponsors or has sponsored, maintained, contributed to, or incurred an obligation to contribute to, any Multiemployer Plan (whether or not terminated).

               (c) No Employee Benefit Plan has participated in, engaged in or been a party to any Prohibited Transaction, and neither the Company nor any of its ERISA Affiliates has had asserted against it any claim for any material tax or material penalty imposed under ERISA or the Code with respect to any Employee Benefit Plan nor, to the best of the Company's knowledge, is there a basis for any such claim. To the best of the Company's knowledge, no officer, director or employee of the Company has committed a material breach of any responsibility or obligation imposed upon fiduciaries by Title I of ERISA with respect to any Employee Benefit Plan, with respect to which breach the Company is directly or indirectly liable.

               (d) Other than routine claims for benefits, there is no material claim pending involving any Benefit Plan by any Person against such plan or the Company or any

CUSIP No. 12594S 10 5          13D                  Page 29 of 41


ERISA Affiliate, nor, to the best of the Company's knowledge, is any such material claim threatened. There is no pending, or to the best of the Company's knowledge, threatened proceeding involving any Employee Benefit Plan before the IRS, the United States Department of Labor or any other governmental authority.

                (e) No material violation of any reporting or disclosure requirement imposed by ERISA or the Code exists with respect to any Employee Benefit Plan.

                (f) Each Benefit Plan has been maintained in all material respects, by its terms and in operation, in accordance with ERISA (if applicable), the Code and all other applicable federal, state, local and foreign laws. The Company and its ERISA Affiliates have made full and timely payment of all amounts required to be (i) contributed under the terms of each Benefit Plan and such laws, or (ii) required to be paid as expenses under such Benefit Plan. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter with respect to such qualified status from the IRS or has filed a request for such a determination letter with the IRS within the remedial amendment period such that such determination of qualified status will apply from and after the effective date of any such Employee Benefit Plan.

                (g) With respect to any Group Health Plans maintained by the Company or its ERISA Affiliates, whether or not for the benefit of the Company's employees, the Company and its ERISA Affiliates have complied in all material respects with the provisions of COBRA.

                (h) Except pursuant to the provisions of COBRA, neither the Company nor any ERISA Affiliate maintains any Employee Benefit Plan that provides benefits described in Section 3(1) of ERISA for any former employees or retirees, or the beneficiaries of any of them, of the Company or its ERISA Affiliates.

          3.17 Tax Matters.

               (a) All deficiencies asserted or assessments made as a result of any examinations by the Internal Revenue Service or any state, local or foreign taxing authority have been fully paid, or are fully reflected as a liability in the Audited Financial Statements. The Company has filed on a timely basis all Tax Returns required to have been filed by it and has paid on a timely basis all Taxes required to be shown thereon as due. All such Tax Returns are true, complete and correct in all material respects. The provisions for taxes in the Audited Financial Statements have been determined in accordance with GAAP. No liability for Taxes has been incurred by the Company since the Balance Sheet Date other than in the ordinary course of its business. No director, officer or employee of the Company having responsibility for Tax matters has reason to believe that any Taxing authority has valid grounds to claim or assess any additional Tax with respect to the Company in excess of the amounts shown in the Audited Financial Statements for the periods covered thereby. As used in this Agreement, (l) "Taxes" means
(x) all federal, state, local and other net income, gross income, gross receipts, sales, use, ad valorem, value added, intangible, unitary, capital gain, transfer, franchise, profits, license, lease, service, service use, withholding, backup withholding, payroll, employment, estimated,

CUSIP No. 12594S 10 5          13D                  Page 30 of 41


excise, severance, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (y) any liability for payment of amounts described in clause (x) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law and (z) any liability for the payment of amounts described in clauses (x) or
(y) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person for Taxes; and the term "Tax" means any one of the foregoing Taxes; and (2) "Tax Returns" means all returns, reports, forms or other information required to be filed with respect to any Tax.

                (b) With respect to all amounts in respect of Taxes imposed upon the Company or for which the Company is or could be liable, whether to taxing authorities (as, for example, under law) or to other persons or entities (as, for example, under tax allocation agreements), and with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable Tax laws and agreements have been fully complied with, and all such amounts required to be paid by the Company to taxing authorities or others have been paid.

                (c) The Company has not received notice that the Internal Revenue Service or any other taxing authority has asserted against the Company any deficiency or claim for additional Taxes in connection with any Tax Return, and no issues have been raised (and are currently pending) by any taxing authority in connection with any Tax Return. The Company has not received notice that it is or may be subject to Tax in a jurisdiction in which it has not filed or does not currently file Tax Returns.

          3.18 Labor Agreements and Actions.

                (a) No collective bargaining agreement exists that is binding on the Company, and no petition has been filed or proceedings instituted by an employee or group of employees with any labor relations board seeking recognition of a bargaining representative. To the best of the Company's knowledge, no organizational effort is currently being made or threatened by or on behalf of any labor union to organize any employees of the Company.

                (b) There is no labor strike, dispute, slow down or stoppage pending or threatened against or directly affecting the Company. No grievance or arbitration proceeding arising out of or under any collective bargaining agreement is pending, and no claims therefor exist. The Company has not received any notice, and had no knowledge of any threatened labor or civil rights dispute, controversy or grievance or any other unfair labor practice proceeding or breach of contract claim or action with respect to claims of, or obligations to, any employee or group of employees of the Company.

                (c) All individuals who are performing or have performed services for the Company and are or were classified by the Company as "independent contractors" qualify for such classification under Section 5.30 of the Revenue Act of 1978 or
Section 17.06 of the Tax

CUSIP No. 12594S 10 5          13D                  Page 31 of 41


Reform Act of 1986, as applicable, except for such instances which would not, in the aggregate, have a Material Adverse Effect

           3.19 Real Property Holding Corporation Status. Since its inception the Company has not been a "United States real property holding corporation", as defined in Section 897(c)(2) of the U.S. Internal Revenue Code of 1986, as amended, and in
Section 1.897-2(b) of the Treasury Regulations issued thereunder (the "Regulations"), and the Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under Section 1.897-2(h) of the Regulations.

            3.20   Full  Disclosure.   The  representations   and
warranties contained in this Agreement, as modified or qualified by the Disclosure Letter, are true and complete in all material respects and do not omit to state any materiel fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

       4.    Representations  and  Warranties  of  Intel.   Intel
represents and warrants, as of the date hereof and as of the Closing, as follows:

           4.1 Investment Intent. Intel is acquiring the Shares for its own account for investment purposes and not with a view to the distribution thereof within the meaning of the Securities
Act.

          4.2 Restricted Securities. Intel understands that the Shares constitute "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold, pledged or otherwise disposed of unless they are subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from registration is available.

           4.3 Accredited Investor. Intel is an "accredited investor" within the meaning of Rule 501 under the Securities
Act.

           4.4 Due Authorization. All corporate action on the part of Intel and its officers and directors necessary for the authorization, execution, delivery of and performance of all obligations of Intel under this Agreement has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of Intel, enforceable against Intel in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (b) the effect of rules of law governing the availability of equitable remedies.

           4.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Intel is required in connection with the consummation of the transactions contemplated by this Agreement, except as required in connection with the HSR Act.

CUSIP No. 12594S 10 5          13D                  Page 32 of 41


      5.    Conditions  to Intel's Obligations at  Closing.   The
obligations of Intel under Sections 1 and 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

           5.1 Representations and Warranties True. Except as set forth in the Disclosure Letter, the representations and warranties of the Company contained in Section 3 will be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing, with the same effect as though such representations and warranties had been made as of the Closing, except with respect to representations and warranties that are made expressly as of a particular date, which will be true and correct in all material respects on and as of such date only.

           5.2 Performance. The Company will have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and will have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

           5.3 Compliance Certificate. The Company will have delivered to Intel at the Closing a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer certifying that the conditions specified in Sections 5.1 and 5.2 hereof have been fulfilled.

           5.4 Securities Exemptions. The offer and sale of the Shares to Intel pursuant to this Agreement will be exempt from the registration requirements of the Securities Act and the registration or qualification requirements of all applicable state securities laws.

           5.5 HSR Act. The required waiting period under the HSR Act shall have expired or been terminated without any threat or commencement of antitrust proceedings with respect to the transactions contemplated by this Agreement.

           5.6 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to Intel, and Intel will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include (but not be limited to) the following:

                (a) Certified Charter Documents. A copy of (i) the Certificate of Incorporation of the Company certified as of a recent date by the Secretary of State of Delaware as a complete and correct copy thereof, and (ii) the Bylaws of the Company (as amended through the date of the Closing) certified by the Secretary of the Company as true and correct copy thereof as of the Closing.

                (b) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board of Directors of the Company providing for the approval of this Agreement and the issuance of the Shares contemplated hereby.

CUSIP No. 12594S 10 5          13D                  Page 33 of 41


           5.7 Opinion of Company Counsel. Intel will have received an opinion on behalf of the Company, dated as of the date of the Closing, from Hughes &: Luce, L.L.P., in form and substance reasonably satisfactory to Intel.

      6.    Conditions to the Company's Obligations  at  Closing.
The obligations of the Company under Sections 1 and 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

            6.1 Representations and Warranties True. The representations and warranties of Intel contained in Section 4 will be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing, with the same effect as though such representations and warranties had been made as of the Closing, except with respect to representations and warranties that are made expressly as of a particular date, which will be true and correct in all material respects on and as of such date only.

           6.2 Performance. Intel will have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing, including without limitation the payment of the purchase price as specified in Section 1.

           6.3 Securities Exemptions. The offer and sale of the Shares to Intel pursuant to this Agreement will be exempt from the registration requirements of the Securities Act and the registration or qualification requirements of all applicable state securities laws.

           6.4 HSR Act. The required waiting period under the HSR Act shall have expired or been terminated without any threat or commencement of antitrust proceedings with respect to the transactions contemplated by this Agreement.

           6.5 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

     7.   Covenants.

          7.1 HSR Act. Promptly after the execution hereof, the Company and Intel shall each complete and file their respective premerger notification report forms under the HSR Act, and the Company and Intel will use reasonable efforts to complete and file such forms as soon as practicable after the date of this Agreement. After the filing thereof, the Company and Intel shall use all reasonable efforts to satisfy the HSR Conditions; provided, however, that neither the Company nor Intel be under any obligation to comply with any request or requirement imposed by the Federal Trade Commission (the "FTC"), the Department of
Justice (the "DOJ") or any other governmental authority in connection with the satisfaction of the HSR Conditions if the Company or Intel, in the exercise of such entity's reasonable discretion, elects not to do so. Without limiting the generality of the foregoing, neither the Company nor Intel

CUSIP No. 12594S 10 5          13D                  Page 34 of 41


shall be obligated to comply with any request by, or any requirement of, the FTC, the DOJ or any other governmental authority: (i) to disclose confidential information the Company or Intel, as the case may be, desires to keep confidential; (ii) to dispose of any assets or operations; or (iii) to comply with any restriction on the manner in which they conduct their respective operations.

           7.2 Lock-Up Agreement. Intel hereby agrees that, without the prior written consent of the Company, Intel will not, during the one year period commencing on the date hereof: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the Shares, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether or not any such transaction described in clause (a) or (b) above is to be settled by delivery of such Shares, in cash or otherwise. The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the Shares except in compliance with the terms and conditions of this Agreement.

     8.   Registration Rights.

           8.1 Prior Agreement. The parties agree that the provisions of this Section 8 will supersede and replace the provisions of Section 8 of the Stock Purchase Agreement, dated as of July 1, 1996, between Intel and the Company (the "1996 Agreement").

           8.2 Definitions. For purposes of this Section 8, the following terms have the meanings indicated:

                "Commission"  means the Securities  and  Exchange
     Commission.

                "Registrable Securities" means the Shares and the
     600,000 shares of Common Stock purchased by Intel pursuant to the 1996 Agreement (as adjusted to reflect any stock dividend or stock split); provided, that any such shares will cease to be Registrable Securities when (i) a registration statement covering such shares has been declared effective by the Commission and such shares have been disposed of pursuant to such effective registration statement, (ii) such shares are sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act are met or (iii) such shares have been otherwise transferred and the Company has delivered a new certificate in substitution for such shares, which new certificate does not bear a restrictive legend and which shares may be freely resold without subsequent registration under the Securities Act.

                "Underwriter" means a securities dealer that purchases any Registrable Securities as principal and not as part of such dealer's market-making activities.

           8.3 Shelf Registration Rights. At any time beginning six months after the date of the Closing, Intel may request in writing that the Company effect a shelf registration on Form S-3 (or any successor to such form) of all or any portion of the Registrable Securities. Upon receipt of such a request, the Company will use its best efforts to effect, as soon as practicable,

CUSIP No. 12594S 10 5          13D                  Page 35 of 41


the registration of such Registrable Securities on such form (the "Shelf Registration Statement"). The Company will file in a timely manner all reports required to be filed by the Company under the Securities Act and the Exchange Act and will otherwise use its best efforts to qualify and maintain its qualification for eligibility to use Form S-3 to register the sale of the Registrable Securities by Intel. If the Company fails to qualify or maintain such qualification to use Form S-3, then, at any time beginning six months after the date of the Closing that the Company is not eligible to use Form S-3 for such purposes, Intel may, on a single occasion, request in writing that the Company effect the registration of all or any portion of the Registrable Securities for sale in an underwritten offering by Intel, and upon receipt of such a request, the Company will, as soon as practicable, use its best efforts to effect the registration of such Registrable Securities, on the applicable form for which the Company is eligible, as necessary to permit the disposition of such Registration Securities in accordance with the intended method of disposition.

          8.4 Incidental Registration Rights. If the Company at any time proposes to file on its behalf or on behalf of any of any of its stockholders a registration statement under the Securities Act relating to the Common Stock, the Company will give written notice to Intel setting forth the terms of the proposed offering and offer to include in such filing any Registrable Securities that Intel may request; provided that such incidental registration rights will not apply to any registration statement (i) on Form S-4 or S-8 or any successor form, (ii) for a transaction covered by Rule 145 under the Securities Act or
(iii) covering only securities to be issued in connection with a dividend reinvestment and stock purchase plan. If Intel desires to include Registrable Securities in any such registration, it must advise the Company in writing within 15 business days after receipt of such notice, indicating the number of Registrable Securities for which registration is requested. Subject to
Section 8.5, the Company will include in such filing the number of Registrable Securities for which registration is so requested and will use its best efforts to effect the registration thereof under the Securities Act.

           8.5 Priority. If the lead managing Underwriter of an underwritten offering governed by Section 8.4 notifies the Company in writing that, in its opinion, the number of shares requested to be included in such offering is sufficiently large to materially and adversely affect the success of such offering, then the number of shares to be sold in such offering will be reduced to the maximum number that can be sold without any such material adverse effect, and the Registrable Securities and other shares proposed to be included in such offering will be included in the following priority: (i) shares to be offered by the Company will have priority over shares to be offered by selling stockholders and (ii) Registrable Securities to be offered by Intel and any shares to be offered by other selling stockholders will be treated equally, with any reduction being applied to all such selling stockholders in proportion to the number of shares requested by such stockholders to be included in such offering.

          8.6  Limitations.  The Company's obligations under this
Section 8 are qualified and limited by the following provisions:

               (a) With respect to an offering in which Intel is exercising its incidental registration rights under Section
     8.4 above, the Company will have the right to select the managing Underwriter(s) for such offering.

CUSIP No. 12594S 10 5          13D                  Page 36 of 41


                 (b) If, during the period that a Shelf Registration Statement is effective, the Company commences an underwritten offering of Common Stock on its own behalf or on behalf of selling stockholders, Intel will refrain from selling Registrable Securities pursuant to such Shelf Registration Statement for a period of time beginning ten days before the anticipated effective date of the Company's offering (as disclosed by the Company to Intel in writing) and ending 120 days after such effective date (or, if later, the expiration of any lock-up agreement executed by Intel in connection with such offering); provided that Intel is given the opportunity to sell Registrable Securities in such offering on an equivalent basis with any other selling stockholders pursuant to Section 8(d) above; and provided further that this limitation will terminate if the Company ceases to diligently pursue such offering.

                 (c)   Intel's  registration  rights  under  this
     Section 8 will terminate at the first time at which Intel is entitled to sell all of the Registrable Securities in a single three month period pursuant to Rule 144 under the Securities Act.

                (d) Intel will notify the Company two business days prior to selling any Registrable Securities pursuant to a Shelf Registration Statement. During the time that a Shelf Registration Statement is effective, Intel will refrain from selling stock pursuant to such Shelf Registration Statement, if requested in writing by the Company, during one or more time periods totaling not more than 30 days in the aggregate during any calendar year.

                (e) In connection with any underwritten offering pursuant to these provisions in which Intel desires to participate, Intel will complete and execute all questionnaires, custody agreements, powers of attorney, indemnities, underwriting agreements, lock-up agreements and other documents reasonably required by the Underwriters in connection with such offering.

                (f) Intel will furnish to the Company such information regarding the Registrable Securities and the intended method of disposition thereof by Intel as is legally required in connection with any action required to be taken by the Company hereunder in connection with the registration of the Registrable Securities.

           8.7 Registration Procedures. In connection with any registration of Registrable Securities under this Section 8, the Company will:

                (a) prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective, including by preparing and filing with the Commission any necessary amendments and supplements to such registration statement and the prospectus used in connection therewith, until the earlier of (A) such time as all Registrable Securities subject to such registration statement have been disposed of or (B) the expiration of 90 days after the effective date of such registration statement; provided that such 90 day limitation shall not apply to any Shelf Registration Statement;

CUSIP No. 12594S 10 5          13D                  Page 37 of 41


               (b)  furnish to Intel such number of copies of the
     registration   statement  and  prospectus   (including   any
     preliminary prospectus and any amendments or supplements) as may be reasonably requested by Intel;

                (c) use its best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as Intel reasonably requests, and take such other actions as may be reasonably required of it to enable Intel to consummate the disposition in such jurisdictions of the Registrable Securities covered by such registration statement; provided that the Company will not be required to
     (A) qualify to transact business as a foreign corporation in any jurisdiction in which it would not otherwise be required to be so qualified; (B) take any action that would subject it to general service of process in any such jurisdictions where it is not then so subject, or (C) subject itself to any type of taxation in any jurisdiction in which it is not then so subject;

                (d) use its best efforts to cause all such Registrable Securities to be listed or quoted on each securities exchange or automated quotation system on which the Common Stock is then listed or quoted;

                (e) if requested by the Underwriters for any underwritten offering of Registrable Securities, enter into an underwriting agreement with such Underwriters containing such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including without limitation provisions with respect to indemnities and contribution as are reasonably satisfactory to the Company, such Underwriters and Intel;

                (f) during the period when the registration statement is required to be effective, notify Intel of any event as a result of which the prospectus included in the registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and

               (g) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission with respect to such offering and take all such actions as may be reasonably requested by Intel to facilitate the sale by Intel of such Registrable Securities pursuant to such registration statement.

           8.8 Expenses. Except as provided in the following sentence, the Company will bear all expenses arising or incurred in connection with any registration of Registrable Securities pursuant to this Section 8, including without limitation (a) registration fees; (b) filing fees charged by the National Association of Securities Dealers, Inc., (c) printing expenses;
(d) the

CUSIP No. 12594S 10 5          13D                  Page 38 of 41


Company's accounting and legal fees and expenses; (e) expenses of any special audits or comfort letters incident to or required by such registration or qualification; and (f) expenses of complying with the securities or blue sky laws of any jurisdictions in connection with such registration or qualification. Intel will bear the expense of all underwriting fees, discounts or commissions applicable to its sale of Registrable Securities and the fees and expenses of any separate legal counsel or accounting firm engaged by Intel.

          8.9  Indemnification.

                (a) The Company agrees to indemnify and hold harmless Intel and each person who controls Intel within the meaning of either Section 15 of the Securities Act or
     Section 20 of the Exchange Act from and against any and all losses claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or based upon based on any untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities or in any amendment or supplement thereto, or arising out of or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by (i) any such untrue statement or omission or alleged untrue statement or omission based upon information relating to Intel furnished to the Company in writing by Intel or on Intel's behalf expressly for use therein or (ii) with respect to any offering that is not underwritten, any failure by Intel to deliver or cause to be delivered a copy of the final prospectus relating to such offering (as then amended or supplemented) to the person asserting such claim if such final prospectus would have cured the defect giving rise to such loss, claim, damage or liability.

                (b) Intel agrees to indemnify and hold harmless the Company and its directors and officers and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to Intel, but only with respect to the matters specified in clauses (i) and (ii) of the preceding paragraph.

                 (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to any of the two preceding paragraphs, such person (the "Indemnified Party") shall promptly notify the person against whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such

CUSIP No. 12594S 10 5          13D                  Page 39 of 41


     proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel), and that all such fees and expenses shall be reimbursed as they are incurred. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested an Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (A) such settlement is entered into more than 30 days after receipt by such Indemnifying Party of the aforesaid request and (B) such Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from any liability on claims that are the subject matter of such proceeding.

     9.   Miscellaneous.

           9.1 Entire Agreement. The terms and conditions of this Agreement represent the entire agreement between the parties with respect to the subject matter hereof and supersede any prior agreements or understandings, whether written or oral, between the parties respecting such subject matter. This Agreement may be modified only in writing and with the consent of both parties.

            9.2   Assignment.   Neither  party  may  assign  this
Agreement or any rights or obligations hereunder without the prior written consent of the other.

           9.3 Choice of Law. This Agreement shall be construed and enforced in accordance with the laws of the state of Delaware applicable to agreements between residents of Delaware wholly executed and wholly performed therein.

           9.4 Confidentiality. Each party shall maintain the confidentiality of this Agreement and the transactions contemplated hereby, and neither party shall make any press release or other public disclosure concerning this Agreement or the transactions contemplated hereby, except as required by law or as agreed upon by the parties. In the case of any disclosure required by law, the disclosing party will provide the other party a reasonable opportunity to

CUSIP No. 12594S 10 5          13D                  Page 40 of 41


review any disclosure and a reasonable opportunity to comment upon such disclosure or to request confidential treatment.

           9.5 Termination. If the Closing has not occurred within 120 days after the date of this Agreement, then either party may terminate this Agreement by written notice to the other party.

IN   WITNESSES  WHEREOF,  the  parties  have  entered  into  this
Agreement as of the date first set forth above.

                                 INTEL CORPORATION

                            By:  /s/Noel Lazo
                          Name:  Noel Lazo
                         Title:  Assistant Treasurer


                                 CNET, INC.

                            By:  /s/Shelby W. Bonnie
                          Name:  Shelby W. Bonnie
                         Title:  Chief Operating Officer

CUSIP No. 12594S 10 5          13D                  Page 41 of 41



                            EXHIBIT 3
                   PRESS RELEASE  DATED 6/4/97


INTEL INVESTS IN CNET
FINAL
6/4/97

CONTACT:  Karen Wood                  Tom Waldrop
          CNET:  The Computer         Intel Corporation
          Network
          (415) 395-7800, x1552       (408) 765-8478
          karenw@cnet.com             tom_waldrop@ccm.sc.intel.c
                                      om




         CNET ANNOUNCES AGREEMENT WITH INTEL CORPORATION

            TO INCREASE ITS INVESTMENT IN CNET, INC.



SAN  FRANCISCO,  Calif. June 5, 1997--CNET, Inc.  (Nasdaq:  CNWK)

today  announced that Intel Corporation will increase its  equity investment  in CNET by purchasing an additional $5.3  million  of

CNET  common stock from the company.  Intel will purchase 201,253 shares  at a per share price of $26.34, upon regulatory approval.

With the purchase, Intel will increase its stake in CNET from 4.5 percent to 6 percent.



Halsey  Minor, Chairman and CEO of CNET, stated, "We are  pleased that Intel has opted to further its strategic investment in CNET.

We  have worked closely on a number of projects since the initial investment  in  July  of last year, and will continue  to  pursue opportunities that are strategic for both companies."



CNET:  The Computer Network (Nasdaq: CNWK) is at the leading edge of  media  companies, integrating television programming  with  a network  of  sites  on the World Wide Web.  In both  media,  CNET provides authoritative information on computers, the Internet and

digital  technologies.   CNET's Web  sites  combine  breakthrough

interactive technology with engaging content and design, and  are widely  accepted as setting new standards for excellence  in  the medium.  The company's television programming, which airs on  the

USA  Network,  the  Sci-Fi Channel and in  national  syndication,

reaches  an  estimated  weekly audience  of  over  eight  million viewers.